Exhibit 99.1

Nevada Geothermal Power Completes Private Placement, Total Funds C$10,350,000

Vancouver, B.C. (September 27, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF), is pleased to announce that it has closed its non-brokered private placement. A total of 20,700,000 units were issued at a price of C$0.50 per unit raising gross proceeds of C$10,350,000.

Each unit consists of one common share and one transferable common share purchase warrant, with one warrant entitling the holder to purchase one additional common share of the Company for a period of up to 36 months at a purchase price of C$0.70 per warrant share. If, after January 24, 2011, the closing price of the Company’s common shares on the TSX Venture Exchange is C$1.00 or greater per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants and in such case the warrants must be exercised within 30 days.

KBH Capital Corp. and Global Resource Investments LP acted as the principal finders and will receive a 5% cash commission and unit purchase warrants equal to 5% of the number of units sold to investors introduced to the Company. An aggregate of 1,000,000 finder’s warrants were issued. Each finder’s warrant entitles the holder to acquire one unit for a period of up to 36 months at an exercise price of C$0.50 per unit, subject to the accelerated expiry.

All securities issued under the private placement and all securities issued to finders are subject to a four month hold period.

The net proceeds of the offering will be used to fund further development at the Blue Mountain Faulkner 1 geothermal power plant, development of other existing projects and for working capital.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal power plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and Black Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.